FREESEAS INC.

ANNUAL MEETING OF SHAREHOLDERS – DECEMBER 11, 2012

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

FREESEAS INC.

The undersigned hereby appoints Ion G. Varouxakis and Alexandros Mylonas, acting singly, as proxies, each with full power to appoint a substitute, to represent and to vote, with all the powers the undersigned would have if personally present, all the shares of common stock, $0.001 par value per share, of FreeSeas Inc., a corporation organized under the laws of the Republic of the Marshall Islands (the “Company”), held of record by the undersigned on November 2, 2012 at the Annual Meeting of Shareholders to be held on Tuesday, December 11, 2012, or at any adjournments or postponements thereof.

Proposal 1.	To elect one (1) director of the Company to serve until the 2015 Annual Meeting of Shareholders.

☐	FOR THE NOMINEES LISTED BELOW	☐	WITHHOLD AUTHORITY
	(except as marked to the contrary below)		to vote for all nominees listed below

Xenophon Galinas

(INSTRUCTIONS: To withhold authority for any individual nominee, write that nominee’s name in the space below.)

Proposal 2.	To approve an amendment to the Company’s Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company’s issued and outstanding common stock at a ratio of up to one (1) share for every twelve (12) shares outstanding, with the exact ratio within that range to be determined by the Company’s Board of Directors, in its discretion.

☐	FOR	☐	AGAINST	☐	ABSTAIN

Proposal 3.	Ratification of the appointment of Sherb & Co., LLP, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon other business as may come before the meeting.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy will be voted FOR Proposals 1, 2 and 3.

Dated: _________________________, 2012

(Signature)

(Signature)

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